Rigel PHARMACEUTICALS, Inc.

611 Gateway Boulevard, Suite 900

South San Francisco, California 94080

(650) 624-1100

August 8, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell

Re:	Rigel Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-281230

Acceleration Request
Requested Date: August 9, 2024
Requested Time: 4:30 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rigel Pharmaceuticals, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-281230 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 P.M., Eastern Time, on August 9, 2024, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Carlton Fleming of Sidley Austin LLP at (415) 772-1207.

Very truly yours,

/s/ Dean Schorno
Dean Schorno
Chief Financial Officer

cc:	Carlton Fleming, Sidley Austin LLP